Exhibit (m)

BARON INVESTMENT FUNDS TRUST

BARON SELECT FUNDS

PLAN OF DISTRIBUTION AND SERVICING

This Plan of Distribution for Baron Investment Funds Trust and Baron Select Funds (each, a “Trust” and together, the “Trusts) is intended to be adopted in accordance with Rule 12b-l under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the shares of beneficial interest of all series of each Trust now in existence or subsequently created (each, a “Fund” and collectively, the “Funds”) classified as retail shares (“Retail Shares”) on the following terms and conditions:

1. Distribution and Servicing Activities. The amount set forth in paragraph 2 of this Plan shall be paid to Baron Capital, Inc. (“BCI”), as distributor of Funds’ Retail Shares and in connection with (a) activities or expenses primarily intended to result in the sale of Retail Shares and/or (b) providing services to holders of Retail Shares of the Funds and/or maintaining accounts in the Retail Shares of the Funds, including, but not limited to, (i) compensation to brokers, dealers and other financial intermediaries that have entered into an agreement with BCI; (ii) compensation to and expenses of registered representatives and/or employees of BCI who engage in or support distribution of Retail Shares or who service shareholder accounts; and (iii) printing of prospectuses and reports for other than existing holders of Retail Shares; preparation, printing and distribution of sales literature and advertising materials for Retail Shares; and telephone expenses and other identifiable expenses in connection with the foregoing.

2. Compensation. Each Fund shall pay to BCI, as the distributor of the Fund’s Retail Shares, a distribution and servicing fee equal to 0.25% per annum of the average daily net assets attributable to the Fund’s Retail Shares. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine. If this Plan is not continued or is terminated with respect to a Fund, the Fund will owe no payment to BCI other than any portion of the fee accrued through the effective date of termination but then unpaid, and BCI will not have a right to recover expenses in excess of the accrued but unpaid fee.

3. Term and Termination. (a) Unless terminated as herein provided, this Plan shall continue in effect for one year from the date hereof and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both (i) the Trustees of the Trusts and (ii) the Trustees of the Trusts who are not “interested persons” (as defined in the 1940 Act) of the Trusts and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on such approval.

(b) This Plan may be terminated at any time, with respect to a Fund, by the vote of a majority of the Independent Trustees or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund’s Retail Shares.

4. Amendments. This Plan may not be amended to increase materially the amount of expenditures provided for in Section 2 hereof unless such amendment is approved by a vote of majority of the outstanding voting securities (as defined in the 1940 Act) of the Funds’ Retail Shares, and no material amendment to this Plan shall be made unless approved in the manner provided for annual renewal of this Plan in Section 3(a) hereof.

5. Selection and Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.

6. Quarterly Reports. The Trust shall cause to be provided to the Trustees of the Trusts and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and any related agreement and purposes for which such expenditures were made.

7. Recordkeeping. The Trusts shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

Revised as of: November 11, 2013